Mail Stop 3010

May 11, 2009

VIA USMAIL and FAX (720) 493-6549

Mr. Paul Beldin
Senior Vice President and Chief Accounting Officer
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

      Re: **AIMCO Properties, L.P.**
              Form 10-K for the year ended 12/31/2008
              Filed 2/27/2009
              File Nos. 000-24497

Dear Mr. Paul Beldin:

      We have reviewed your response letter dated April 15, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Consolidated Statements of Income, page F-4

1.   We have considered your response to comment 1. Given that the impaired operating real estate is classified as held and used as of December 31, 2008, consistent with paragraph 25 of SFAS 144, presentation of the impairment losses as a part of operating income appears appropriate. In addition, the provisions related to real estate held and used also apply to real estate development assets. Reference is made to paragraph 24 of SFAS 67. Given that these amounts are material, please revise your filing accordingly to reclass the provision for impairment losses for operating real estate and real estate development assets within operating income and consider the requirements to file an Item 4.02 8-K.

Note 11 – Partners' Capital and Redeemable Preferred Units, pages F-35 – F-39

2.   We have considered your response to comment 2.   We note that you indicate that the
        terms of the limited partnership agreement allow you to control settlement of the
        redeemable common OP Units in shares of Apartment Investment Management Company
        (AIMCO).   Paragraph 6 of EITF D-98 indicates that if you do not control settlement by
        delivery of your *own* shares, cash settlement of the instrument would be presumed and
        the instrument would be classified as temporary equity.   Given that share settlement will
        be in the form of equity instruments of AIMCO and not those of your own, please clarify
        the terms of the limited partnership agreement and how these terms allow you to control
        settlement in shares of AIMCO. In this regard, advise us if the Operating Partnership
        itself, holds a sufficient amount of registered AIMCO shares available to settle potential
        redemptions. Clarify if there are any contractual arrangements in place to obtain
        additional shares as necessary and whether AIMCO has sufficient registered shares
        available.

3.   Please describe in further detail the revised policy adopted regarding the settlement of
        preferred unit redemptions and how it allowed you to overcome the presumption of share
        settlement. In addition, you have only discussed this within the context of fiscal year
        2008. Will cash settlement also be assumed for redemption requests subsequent to 2008?
        If not, for potential situations in which share settlement is determined, advise how you
        evaluated D-98 within the context of the preceding comment.

4.   Please tell us how you determined the misstatement was neither quantitatively nor
        qualitatively material to prior periods. In addition, tell us how this impacted your
        earnings per share information under EITF 03-6.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please file a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please file your letter on EDGAR. Please understand that we may have additional
comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief